HART & TRINEN
Attorneys at Law

1624 Washington Street
Denver, Colorado 80203
(303) 839-0061
(303) 839-5414 (fax)

November 8, 2005

David H. Roberts
Mail Stop 4-6
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

  Re:
  New Taohuayuan Culture Tourism Co., Ltd.
  Registration Statement on Form SB-2
  File No. 333-121187

        This office represents New Taohuayuan Culture Tourism Co., Ltd. (the "Company"). This letter contains the Company's responses to the comments received from the Staff by letter dated November 8, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.

        1.     If the Registration Statement can be made effective prior to November 15, 2005 the financial statements in the Registration Statement will not need to be updated.

        2.     We will remove the reference to the AMEX listing from the prospectus.

        3.     As mentioned in our letter to the Staff dated October 31, 2005 the Company did not strictly comply with Regulation S since all conditions specified in Rule 902(g)(2) were not met. Specifically, the restricted legend on the certificates issued to the Company's shareholders did not contain the words "in the United States or to U.S. persons (other than distributors)".

        However, all other conditions of Regulation S were met. To wit:

  (a)
  The offer and sale of the Company's securities was made in an offshore transaction.

  (b)
  No directed selling efforts were made in the United States by the Company, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing;

  (c)
  The offering restrictions provided by Rule 902(g) were complied with, except as noted above. Since none of the securities issued in December 2004 have ever been transferred, and will not be transferred prior to December 6, 2005 except by means of the prospectus, no distributors have been involved. In addition, the restricted legend on the certificates issued to the Company's shareholders states, in part, as follows:

      "The shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company."

    The legend on the certificates makes it clear that the shares can only be transferred in compliance with U.S. securities laws and regulations, which by implication includes Regulation S.

  (d)
  Prior to the expiration of the one-year distribution compliance period, which expires December 6, 2005, no shares will be offered or sold to any U.S. person, other than by means of the prospectus filed as part of the registration statement.

        In Release 33-6863 the Commission stated that it "historically has recognized that registration of offerings with only incidental jurisdictional contacts should not be required".

        The transaction involving the issuance of the shares in December 2004 took place entirely outside of the United States and did not involve any U.S. residents or citizens. In addition, none of the shares issued in the December 2004 transaction have ever been transferred. Accordingly, the Company relied upon the Commission's historical policy that registration of offerings with only incidental jurisdictional contacts should not be required.

        If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                      Very Truly Yours,

                      HART & TRINEN, L.L.P.

                      William T. Hart